Mail Stop 4561   August 15, 2008

Garry D. Barnes
President & CEO
Gateway Pacific Bancorp
3035 E. 8th Street
National City, CA 91950

> **Re: Gateway Pacific Bancorp**
> **Registration Statement on Form S-1**
> **Filed July 23, 2008**
> **File No. 333-152488**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

2.   Please disclose whether the organizers, directors and executive officers engaging in the offering intend to rely on the safe harbor from the broker-dealer registration afforded by Exchange Act Rule 3a4-1. Also, if you intend to rely on Rule 3a4-1, please provide your analysis supporting reliance on the rule by your officers and directors.

Calculation of Registration Fee

3.   Please include footnote disclosure which references the provision of Rule 457 relied upon in calculating the registration fee. Refer to the Note to Calculation of Registration Fee of Form S-1.

Prospectus Cover Page

4.   Revise this section to indicate the latest date that the offering can be extended.

5.   Revise to discuss the requirements to break escrow and clarify that, if you cannot break escrow, investors funds will be returned promptly.

6.   Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

7.   Please include a legend on the cover page emphasizing that the securities being offered are not insured by the Federal Deposit Insurance Corporation, or any other government agency.

Prospectus Summary

8.   Revise the first bullet point under "We expect our Bank to be successful for several reasons" to clarify that the bank will not be the only banking institution located in National City.

Risk Factors

General

9.   Either delete the sentence about "additional risks and uncertainties," or expand that concept into a separate risk factor.

10.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances. For example, you state that you cannot guarantee that the offering price reflects a proper valuation of the common stock being offered. Instead of stating the company's inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

Handling of Stock Subscription Funds, page 12

11.   Revise to disclose the terms that would permit you to access the funds deposited with Pacific Coast Bankers Bank. In particular, please clarify the terms that would permit the organizers to begin using the subscription funds to pay for expenses. Furthermore, please clarify that any refund of funds will be done promptly.

12.   Revise your disclosure to clarify what you mean by "the bank does not open for business." Please specify whether investors will receive their whole subscription amounts in the event that regulatory approvals have been received, the minimum offering amount is raised but the bank does not commence operations. Also, please clarify if there is any time limit in which the bank must commence operations.

Our Business

13.   Revise your disclosure to clarify, if true, that Gateway Pacific does not have a contractual right to any piece of property for its headquarters/ branch site. We note the disclosure on page F-9.

Proposed Banking Services, page 17

14.   This section discloses that the bank will not engage in subprime single-family residential lending. Please also disclose whether the bank will make Alt-A or other low-documentation type loans.

Supervision and Regulation, page 22

15.   In the preamble to this section, you qualify your discussion of the applicable statutes and regulations in its entirety by referencing the specific statutes and regulations. It is inappropriate to disclaim responsibility to provide an accurate summary. Please remove the qualifying language.

Item 15. Recent Sales of Unregistered Securities, page II-2

16.   This section discloses that you commenced a common stock offering pursuant to Section 4(2) of the Securities Act of 1933 on or about July 10, 2008. Note B to the financial statements, however, suggests that the offering has not yet been completed. Please advise the staff as to whether the offering was completed prior to the filing of the registration statement on Form S-1. If it was not, please provide an analysis as to why the earlier offering should not be integrated with the current offering.

Item 17. Undertakings, page II-3

17.   Please include the full undertaking contemplated by Item 512(h) of Regulation S-K. We
        note your disclosure on page 54.

18.   Please revise Item 17 to properly reflect that certain undertakings are applicable to the
        offering being registered rather than stating that the item is "not applicable."

Exhibits

General

19.   We may have comments with respect to the legality opinion and other exhibits to be
        filed. Therefore, please file them as soon as possible.

Exhibit 3.1 and 3.2

20.   Please confirm that the bylaws have not been amended or, if amended, please file them.
        Refer to Item 601(b)(3)(ii) of Regulation S-K.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
    effective, it does not foreclose the Commission from taking any action with respect to the
    filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: By fax (858) 350-3581
      Kurt L. Kicklighter, Esq.
      Chad R. Ensz, Esq.
      Phenix Q. Kiamilev, Esq.
      Luce, Forward, Hamilton & Scripps, LLP